Mail Stop 4720   March 25, 2010

Robert P. Restrepo, Jr.
Chairman, President and Chief Executive Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215

        Re: **State Auto Financial Corporation**
                Preliminary Proxy Statement on Schedule 14A
                Filed March 16, 2010
                File No. 000-19289

Dear Mr. Restrepo:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                                     Sincerely,

                                     Jeffrey Riedler
                                     Assistant Director